

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

November 18, 2015

Via E-mail
Gary Kovacs
Chief Executive Officer and Managing Director
AVG Technologies N.V.
Gatwickstraat 9-39
1043 GL Amsterdam, The Netherlands

    Re: **AVG Technologies N.V.**
               Form 20-F for the Fiscal Year Ended December 31, 2014
               Filed April 10, 2015
               File No. 1-35408

Dear Mr. Kovacs:

       We refer you to our comment letter dated October 15, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Cecilia Blye

                                Cecilia Blye, Chief
                                Office of Global Security Risk

cc: Peter M. Lamb, Esq.
       Orrick, Herrington & Sutcliffe LLP

       Barbara Jacobs
       Assistant Director
       Division of Corporation Finance